

June 20, 2013

Via E-Mail
Berndt Modig
Chief Financial Officer
Prosensa Holding B.V.
J.H. Oortweg 21
2333 CH Leiden
The Netherlands

>   **Re: Prosensa Holding B.V.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed June 18, 2013**
>   **File No. 333-188855**

Dear Mr. Modig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and significant judgments and estimates
Share-based compensation
Share Options, page 71

1. We acknowledge your response to comment one. It does not appear that BioMarin is similar in size or stage of life cycle to you. Accordingly, we believe you should exclude BioMarin in determining expected volatility. If excluding BioMarin and using a volatility of 80% is not material we would not object to not restating your financial statements, however we believe your disclosure should be revised to state you used an expected volatility assumption of 80%. You should also delete in the disclosure the name of BioMarin as a peer used in determining volatility. Any error for which a restatement is not made should be corrected for in the current period. Please note that to be comparable any table should be in the same currency for all companies and should include Prosensa.

2. We acknowledge your response to our comment two. Please confirm when and how you will correct the €9,000 cumulative impact that you deem immaterial related to the change from using the current value method and the option pricing method to just using the option pricing method for your options.

    In addition, please provide us a more robust SAB 99 materiality analysis that correcting both errors deemed immaterial is not material.

IPO price versus last valuation, page 78

3. We acknowledge your response to comment four. As previously requested, please disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Richard D. Truesdell, Jr.
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, NY 10017